SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2004

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMERICA MOVIL, S.A. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant's name into English)

Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_____X_____ Form 40-F___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes____________ No_____X_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes____________ No_____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____________ No_____X_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA MOVIL, S.A. DE C.V.

__________________________

Carlos Garcia Moreno

Chief Financial Officer

Date: February 2, 2004

Legal Disclaimer

This press release may contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this press release or for any consequential, special or similar damages.

AMERICA MOVIL'S FOURTH QUARTER OF 2003 FINANCIAL AND OPERATING REPORT

Mexico City, February 2, 2004 - America Movil, S.A. de C.V. ("America Movil") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2003.

  America Movil ended 2003 with 43.7 million wireless subscribers, 12.1 million more than it had at the close of 2002. The increase reflected both organic growth (7.9 million) and the incorporation of subscribers through acquisitions. The impact of these can be seen in the number of equity subscribers, which rose by 40% in the year, from 30.7 million to 42.9 million. In addition to its wireless subscribers, America Movil had 1.6 million fixed lines.

Its Mexican subsidiary Telcel registered 1.3 million net subscriber additions in the fourth quarter, bringing the year's total to 3.4 million. Brazilian Telecom Americas obtained 765 thousand new subscribers in the quarter.

Consolidated revenues for 2003 were 86 billion pesos, 44% greater than the ones registered the previous year. These included 26 billion pesos in fourth quarter revenues, which were up 56% year-on-year.

At 37.2% of revenues, EBITDA for the year came in at 32 billion pesos. This represented a 48% increase relative to 2002. Fourth quarter EBITDA was 9.2 billion pesos, 53% higher than in the same period a year earlier.

Operating profits, which were up 40% in the year, totaled 18 billion pesos. They represented 21.1% of revenues.

America Movil turned a net profit of 15.3 billion pesos in 2003, more than three times larger than the previous year's. The net profit for the fourth quarter came in at 5.6 billion pesos.

In spite of having spent 18.2 billion pesos in acquisitions during 2003 (including the purchase of minority stakes in certain subsidiaries), 13.7 billion pesos in capex and 1.7 billion pesos in share buy-backs and dividends, America Movil's net debt barely increased in 2003, rising by 2.7 billion pesos mostly as a result of the devaluation of the Mexican peso vs. the U.S. dollar. It finished 2003 at 40.6 billion pesos, equivalent to 1.2 times consolidated EBITDA (last twelve months).

The acquisitions of ownership interests in CTE, in El Salvador, CTI in Argentina and BCP in Brazil have all been completed. In addition, in January America Movil closed the purchase of a 49% stake in Enitel, in Nicaragua.

America Movil Fundamentals

	Jan-Dec 03	4Q03	3Q03
EPS (Mex$)*	1.20	0.44	0.15
Earnings per ADR (US$)**	2.21	0.79	0.28
Net Income (millions of Mex$)	15,375	5,669	1,946
EBITDA (millions of Mex$)	32,011	9,242	8,193
EBIT (millions of Mex$)	18,142	5,280	4,740
Shares Outstanding (billion)	12.84	12.84	12.92
ADRs Outstanding (billion)	0.64	0.64	0.65
* Net Income / Total Shares outstanding
** 20 Shares per ADR

Relevant Events

In October, America Movil's subsidiary Telcel completed the prepayment of the duties associated with a service agreement with Mexican wireless operator Unefon by which the latter agreed to provide the former with certain "capacity" that Telcel may utilize for the provision of its GSM services and will generally allow Telcel to expand more efficiently its GSM coverage. The amount advanced was approximately 268 million dollars and represented the present value of the amounts due over the entire term of the contract. The agreement, which was entered into the previous month, calls for such operator to supply capacity to Telcel over a period of 16 years.

America Movil and its officers involved in the transaction were in no way aware at the time these payments were made of any uses to which Unefon might put the funds.

In the same month America Movil finalized its purchase of a 51% interest in the Salvadorian company CTE, which is being consolidated in America Movil's financial statements since November. With CTE America Movil obtained 677 thousand fixed lines and 166 thousand wireless subscribers.

Also in October, America Movil acquired a 64% economic interest and 100% voting interest in Argentinean company CTI. A month later, it increased its economic interest in CTI to 92%, after acquiring the participations of certain minority investors. CTI contributed 1.3 million wireless subscribers to America Movil's subscriber base.

America Movil closed its acquisition of a 100% interest in Brazilian wireless company BCP in November. This company, which has 1.7 million wireless subscribers, is being consolidated in America Movil's financial statements from December. The previous month America Movil agreed to compensate Telemar with 35 million dollars in exchange for any and all rights it may have had over the equity of BCP upon the closing of the purchase of BCP by America Movil. The amount is payable in the second quarter of 2004.
America Movil's Subsidiaries & Affiliates as of December 2003

Country	Company	Business	Equity Participation	Consolidation Method
Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI	wireless	92.0%	Global Consolidation Method
	Techtel	broadband, wireline	60.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	97.6%	Global Consolidation Method
- Colombia	Comcel	wireless	95.7%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	51.0%	Global Consolidation Method
- Guatemala	ACT	wireless, wireline	100.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliates
- Mexico	US Commercial Corp.	other	29.7%	Equity Method
- U.S.A	Telvista	other	44.2%	Equity Method

In December America Movil agreed to acquire from the Government of Nicaragua its 49% ownership interest in Empresa Nicaraguense de Telecomunicaciones (Enitel) for a purchase price of 49.6 million dollars. This firm is the sole provider of fixed line services in Nicaragua, with nearly 200 thousand fixed lines. It also provides wireless services to approximately 120 thousand subscribers. The transaction closed in January 2004.

Also in that month, America Movil sold its 49% interest in CompUSA to US Commercial Corp, S.A. de C.V. [BMV: USCOM] for approximately 178 million dollars. As part of the transaction, America Movil used a portion of the proceeds from the sale (approximately 160 million dollars) to purchase shares of US Commercial Corp. representing approximately 29.9% of its capital stock. US Commercial Corp. now owns 100% of the equity of CompUSA. America Movil registered a 279 million pesos loss on the sale of the CompUSA shares relative to their book value.

America Movil purchased 66.9 million of its own shares in the fourth quarter for approximately 1 billion pesos.

Subscribers

America Movil finished 2003 with 43.7 million wireless subscribers, 12.1 million more than it had at the end of 2002. Most of the increase (7.9 million) resulted from organic growth, the difference, approximately 4.2 million subscribers, from acquisitions. The impact of acquisitions is more acutely reflected in the number of equity subscribers, which rose by 39.7% in the year, from 30.7 million to 42.9 million.

The Mexican operation registered 3.4 million net additions in 2003-1.3 of those in the fourth quarter-bringing its subscriber base to 23.4 million, a 16.8% increase year-on-year.

Wireless Subscribers as of December 2003
Thousands
	Total(1)					Equity (2)
Country	4Q03	3Q03	Var.%	4Q02	Var.%	4Q03	3Q03	Var.%	4Q02	Var.%

Mexico	23,444	22,125	6.0%	20,067	16.8%	23,444	22,125	6.0%	20,067	16.8%
Argentina	1,411	1,280	10.2%	1,194	18.2%	1,298	0	n.m.	0	n.m.
Brazil	9,521	8,756	8.7%	7,882	20.8%	9,135	6,440	41.8%	4,673	95.5%
Colombia	3,674	3,664	0.3%	2,822	30.2%	3,516	3,506	0.3%	2,700	30.2%
Ecuador	1,537	1,322	16.3%	923	66.5%	1,537	1,322	16.3%	744	106.6%
El Salvador	216	157	37.6%	151	43.4%	110	0	n.m.	0	n.m.
Guatemala	870	787	10.4%	628	38.5%	859	766	12.1%	603	42.5%
Nicaragua	100	56	77.2%	1	n.m.	99	55	79.9%	n.a.	n.m.
U.S.A.	2,952	2,578	14.5%	1,968	50.0%	2,899	2,531	14.5%	1,925	50.6%
Total*	43,725	40,726	7.4%	35,634	22.7%	42,898	36,745	16.7%	30,711	39.7%
* America Movil started to consolidate BSE and BCP beginning in May and November 2003, respectively.
(1) Includes total subscribers of all companies in which America Movil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes total subscribers weighted by the economic interest held in each company.
(3) Fixed line subscribers of Telgua and CTE stand at 929,681 and 688,941, respectively. If included in total subscribers, it adds up to 45,344 thousand customers.

The Brazilian entities added 765 thousand subscribers in the last quarter, ending the year with a total of 9.5 million subscribers. This number already reflects the incorporation of BCP in the last quarter. Overall, Telecom Americas' subscribers increased by 4.3 million in 2003 out of acquisitions and organic growth.

The Central American operations (encompassing Guatemala, El Salvador and Nicaragua) obtained 185 thousand new subscribers in the fourth quarter, bringing their combined subscriber base to 1.2 million. The number of fixed lines they operate reached 1.6 million at the end of the year.

In Colombia net subscriber additions for the year came in at 853 thousand whereas in Argentina the figure was 218 thousand and in Ecuador 614 thousand. The Ecuadorian operations continued to exhibit the fastest pace of subscriber growth among America Movil's subsidiaries. At the end of 2003 Colombia had 3.7 million subs, Argentina 1.4 million and Ecuador 1.5 million.

Also showing a very rapid rate of growth was Tracfone, in the United States, which registered a 50% increase in its subscriber base in 2003, finishing the year with nearly 3 million subscribers, after net gains of one million subs.

America Movil Consolidated Results

America Movil generated 85.9 billion pesos in revenues during 2003, 43.9% more than the previous year, with service revenues accounting for 73.9 billion pesos. In the last quarter alone, America Movil's revenues totaled 26.4 billion pesos, up 22% relative to the previous quarter's and 56.1% on an annual basis, reflecting besides the organic growth of the company's revenues, the incorporation as of November of CTE in El Salvador and CTI in Argentina, and of BCP from December.

EBITDA for the year came in at 32.0 billion pesos, or 37.2% of revenues, having risen by 48% relative to the previous year's. Fourth quarter EBITDA was up 11% in the quarter and 52.8% year-on-year, to 9.2 billion pesos. The EBITDA margin for the fourth quarter reflected seasonal effects associated with strong subscriber growth during the holidays-which typically imply greater subscriber acquisition costs-as well as extraordinary expenses in Brazil derived from the launching of the Claro brand, the introduction of GSM services and the starting-up of operations in two new regions, Bahia-Sergipe and Parana-Santa Catarina.

Operating profits, 18.1 billion pesos, were up 39.8% in the year, less than the rate of growth of EBITDA, given that depreciation and amortization expenses in 2003 increased even more rapidly than the latter on account of the fastest pace of investment, among other things. For the last quarter, operating profits totaled 5.3 billion pesos, 9.6% more than in the previous quarter and 40.5% year-on-year.

A comprehensive financing income of 2.1 billion pesos was registered for the year, in contrast to the financing cost of 1.0 billion observed in 2002. This difference is for the most part accounted for by foreign exchange variations: whereas in 2002 these resulted in losses of 1.5 billion pesos, in 2003 a net gain of 1.4 billion pesos was obtained.

With a net profit of 5.6 billion pesos in the fourth quarter, America Movil's profit rose to 15.3 billion pesos for 2003, more than trebling the one observed the previous year. It represented 18% of total revenues in the year.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$
	4Q03	4Q02	Var.%	Jan-Dec 03	Jan-Dec 02	Var.%

Service Revenues	21,681	14,500	49.5%	73,871	52,547	40.6%
Equipment Revenues	4,740	2,421	95.8%	12,070	7,195	67.7%
Total Revenues	26,420	16,921	56.1%	85,941	59,743	43.9%

Cost of Service	5,057	3,476	45.5%	18,170	13,332	36.3%
Cost of Equipment	6,846	3,973	72.3%	19,223	12,050	59.5%
Selling, General & Administrative Expenses	5,275	3,422	54.1%	16,538	12,733	29.9%
Total Costs and Expenses	17,178	10,871	58.0%	53,930	38,115	41.5%

Ebitda	9,242	6,050	52.8%	32,011	21,627	48.0%
% of Total Revenues	35.0%	35.8%		37.2%	36.2%

Depreciation & Amortization	3,962	2,291	72.9%	13,868	8,647	60.4%

Ebit	5,280	3,759	40.5%	18,142	12,980	39.8%
% of Total Revenues	20.0%	22.2%		21.1%	21.7%

Net Interest Expense	410	311	31.8%	1,389	1,095	26.9%
Other Financial Expenses	-537	306	-275.3%	154	1,274	-87.9%
Foreign Exchange Loss	-315	-395	20.3%	-1,355	1,526	-188.8%
Monetary Result	-837	-1,586	47.3%	-2,348	-2,872	18.3%
Comprehensive Financing Cost (Income)	-1,279	-1,365	6.3%	-2,158	1,023	-311.0%

Other Income and Expenses	694	-200	n.m.	921	-270	n.m.
Income & Deferred Taxes	72	411	-82.4%	3,523	3,414	3.2%
Net Income before Minority Interest and Equity	5,793	4,913	17.9%	15,856	8,814	79.9%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	17	31	-44.2%	130	1,986	-93.5%
Minority Interest	107	-23	n.m.	352	-140	352.0%
		0
Net Income before Exceptional Items	5,669	9,706	-41.6%	15,375	6,967	120.7%
Exceptional Items	0	0	n.m.	0	0	#DIV/0!

Net Income	5,669	2,721	108.3%	15,375	4,784	221.4%

*n.m. = not meaningful
*n.a. = not available

America Movil's net debt (including accrued interest) finished the year at 40.6 billion pesos, up only 2.7 billion pesos from December 2002. Most of the increase was accounted for by the devaluation of the Mexican peso vs. the U.S. dollar (9%). This goes to show that the acquisition of companies and of minority interests by America Movil, which totaled 18.2 billion pesos in the year, were financed by the company's own cash flow. In addition to these expenditures, the company's cash flow also covered the 13.7 billion pesos of direct investment paid by the company in 2003 and 1.7 billion pesos in share buy-backs and dividends.

The balance sheet of the company registered important changes, particularly in the last quarter, reflecting the consolidation of CTE, CTI and BCP in America Movil's financial statements. Noteworthy are the increases relative to the balance sheet at the end of 2002 of shareholders' equity (19.6 billion pesos), plant and equipment (11.8 billion pesos), non-cash current assets (6.2 billion pesos) and brands and licenses (12.3 billion pesos).

Mexico

Telcel added 1.3 million subscribers in the fourth quarter, 61% more than in the previous one, bringing the total number of net additions for the year to 3.4 million. With these gains, the company's subscriber base reached 23.4 million at the end of 2003, which represented an annual increase of 16.8%.
Balance Sheet (in accordance with Mexican GAAP)
America Movil Consolidated
Millions of Mex$
	Dec-03	Dec-02	Var.%		Dec-03	Dec-02	Var.%

Current Assets				Current Liabilities
Cash & Securities	10,082	11,023	-8.5%	Short Term Debt*	12,945	11,404	13.5%
Accounts Receivable	8,776	5,513	59.2%	Accounts Payable	19,123	10,544	81.4%
Other Current Assets	2,734	1,970	38.8%	Other Current Liabilities	6,546	4,852	34.9%
Inventories	5,288	3,127	69.1%		38,614	26,799	44.1%
	26,881	21,633	24.3%

Long-Term Assets
Plant & Equipment	73,973	62,186	19.0%
Investments in Affiliates	2,549	3,291	-22.6%	Long-Term Liabilities
				Long Term Debt	37,205	37,562	-1.0%
Deferred Assets				Other Long-Term Liabilities	3,376	2,098	60.9%
Goodwill (Net)	7,456	6,264	19.0%		40,581	39,661	2.3%
Brands & Licenses (Net)	35,161	22,781	54.3%
Deferred Assets	3,961	1,451	173.1%	Shareholder's Equity	70,785	51,146	38.4%

Total Assets	149,980	117,606	27.5%	Total Liabilities and Equity	149,980	117,606	27.5%
* Includes current portion of Long Term Debt
*n.m. = not meaningful

Revenues totaled 52.5 billion pesos in 2003, having increased by 23.7% year-on-year, with service revenues increasing nearly at the same rate. Fourth quarter revenues, at 14.5 billion pesos, were 6.8% above those of the previous quarter and 25.5% higher than those of the same period of 2002.

The company introduced seasonal promotions in the last two months of the year that included effective-price-per-minute reductions. These had a major impact on traffic and allowed Telcel to maintain practically unchanged its ARPU in the fourth quarter even in the face of a major expansion of its subscriber base. Year-on-year, MOUs rose by 23.6% and ARPUs by 11.0%.

INCOME STATEMENT
Mexico
Millions of Mex$
	4Q03	4Q02	Var.%	Jan-Dec 03	Jan-Dec 02	Var.%

Revenues	14,476	11,534	25.5%	52,466	42,408	23.7%

Ebitda	6,192	4,460	38.8%	22,415	16,323	37.3%
%	42.8%	38.7%		42.7%	38.5%

Depreciation & Amortization	1,207	1,100	9.8%	4,720	3,986	18.4%
				1,445
Ebit	4,984	3,360	48.3%	17,695	12,338	43.4%
%	34.4%	29.1%		33.7%	29.1%

The year's EBITDA increased by 37.3% relative to that of 2002, to 22.4 billion pesos, or 42.7% of revenues. The fourth quarter's EBITDA, 6.2 billion pesos, represented a 42.8% margin. The latter figure reflects, on the one hand, downward pressure on the EBITDA margin brought about by the acceleration of subscriber growth (6.0% quarter over quarter) on account of seasonal factors and, generally, the improved dynamics of the sector.

On the other hand, it also reflects the positive impact from the reversal of the tax provision in the amount of 355 million pesos that had been set up for the payment of the telecommunications tax enacted at the beginning of 2003. The company takes comfort in the strength of its legal position and has concluded that the above-mentioned reserve is not warranted.

Operating profits of 17.7 billion pesos were generated in the year, 5 billion pesos in the last quarter. Telcel's quarterly operating profits were up almost 50% compared to the same period a year before.
Mexico's Operating Data

	4Q03	3Q03	Var. %	4Q02	Var. %
Subscribers (thousands)	23,444	22,125	6.0%	20,067	16.8%
Postpaid	1,466	1,438	1.9%	1,342	9.2%
Prepaid	21,979	20,687	6.2%	18,724	17.4%
MOU	89	81	10.3%	72	23.6%
ARPU (Mex$)	178	178	-0.4%	160	11.0%
Churn (%)	3.2%	3.0%		4.1%

Argentina

CTI's subscriber base reached 1.4 million by year-end, up 10.2% on the quarter and 18.2% relative to the end of 2002. The company's net additions during the quarter came it at 131 thousand, thus representing over 60% of the year's net subscriber gains (217 thousand).

At 704 million Argentinean pesos, CTI's total revenues rose by 33.5% in 2003. Fourth quarter revenues totaled 210 million pesos, with the growth of service revenues in the quarter (15.2%) mirroring that of subscribers.

Importantly, the company's ARPU rose by 11.6% in the year, driven by a 26.0% increase in MOUs. In the fourth quarter, these indicators were up 3.5% and 10.8% respectively.

CTI's EBITDA reached 230 million Argentinean pesos in 2003, 34.2% more than in the previous year. It represented an EBITDA margin of 32.7%. The fourth quarter's EBITDA, 58 million, was down 10.7% relative to the same period of 2002, as the company resumed its subscriber growth with the corresponding increase in subscriber acquisition costs.

Operating profits increased by 67.6% in the year, to 177 million Argentinean pesos.
INCOME STATEMENT
Argentina
Millions of ARG$
	4Q03	4Q02	Var.%	Jan-Dec 03	Jan-Dec 02	Var.%

Revenues	210	145	44.4%	704	528	33.5%

Ebitda	58	54	7.9%	230	172	34.2%
%	27.6%	36.9%		32.7%	32.5%

Ebit	47	33	40.8%	177	106	67.6%
%	22.5%	23.0%		25.1%	20.0%

Argentina's Operating Data

	4Q03	3Q03	Var. %	4Q02	Var. %
Subscribers (thousands)	1,411	1,280	10.2%	1,194	18.2%
Postpaid	466	397	17.2%	338	37.8%
Prepaid	945	883	7.0%	856	10.5%
MOU	145	131	10.8%	115	26.0%
ARPU (ARG$)	45	44	3.5%	41	11.6%
Churn (%)	2.2%	2.2%		2.5%

Brazil

Telecom Americas, America Movil's Brazilian subsidiary, added 765 thousand new clients in the fourth quarter, bringing the subscriber base in Brazil to 9.5 million by the end of the year. This figure reflects both organic growth (1.6 million net subscriber gains) and the incorporation of 2.7 million subscribers with the acquisitions by Telecom Americas of BSE and BCP.

Telecom Americas' revenues reached almost 3 billion reais in 2003, up 46.3% year on year, with service revenues growing by nearly 35%. In the fourth quarter they totaled 990 million reais, 72.7% more than in the same period a year before. The company's financial statements include BSE starting in May and BCP beginning in December of 2003.

INCOME STATEMENT
Brazil
Millions of R$
	4Q03	4Q02	Var.%	Jan-Dec 03	Jan-Dec 02	Var.%

Revenues	990	573	72.7%	2,982	2,039	46.3%

Ebitda	93	143	-34.9%	620	618	0.3%
%	9.4%	24.9%		20.8%	30.3%

Ebit	-148	-24	n.m.	-207	-27	n.m.
%	-14.9%	-4.3%		-7.0%	-1.3%
Exchange Rates R$/US$ End of Period and Avg. 4Q03: $ 2.89.
* n.m. = not meaningful

During the last quarter of the year, America Movil proceeded with the launching of its new nationwide brand Claro. This coincided with the introduction of GSM services mostly in November and in December not only in the regions where the company already had a presence but also in three new regions: the metropolitan area of Sao Paulo, Bahia-Sergipe and Parana-Santa Catarina. The last two regions represent Greenfield operations and will therefore turn in EBITDA losses in the first months of operations. As to the metropolitan area of Sao Paulo, the GSM network has been integrated with BCP.

These events entailed certain extraordinary costs and expenses, in addition to those incurred by the deployment of the network and the integration of BCP in America Movil (which required the streamlining of the company). Given the above and the increase in subscriber acquisition costs typically resulting from the strong seasonality of subscriber growth in Brazil-where a significant part of net subscriber additions takes place in the fourth quarter-the EBITDA in the fourth quarter came down to 93 million reais, which represented 9.4% of revenues. The year's figure, 620 million reais, was almost unchanged compared to 2002.

Brazil's Operating Data

	4Q03	3Q03	Var. %	4Q02	Var. %
Subscribers (thousands)	9,521	7,056	34.9%	5,192	83.4%
Postpaid	1,782	1,161	53.5%	800	122.7%
Prepaid	7,739	5,895	31.3%	4,392	76.2%
MOU	91	82	10.0%	96	-5.8%
ARPU (R$)	28	29	-5.4%	32	-11.8%
Churn (%)	2.9%	2.1%		1.9%

Central America

America Movil's Central American operations, which comprise Guatemala, El Salvador and Nicaragua, ended the year with a combined subscriber base of 1.2 million subscribers, having gained 185 thousand new clients during the last quarter of 2003 and 406 thousand through the entire year. As regards the fixed-lines of the Guatemalan and Salvadorian operations they totaled 1.6 million at the close of 2003.

The Central American operations generated revenues of 886 million dollars during 2003, a 6.5% increase relative to a year before. However, these are not all reflected in the consolidated financial statements of America Movil since the operations of El Salvador were only consolidated in the last two months of the year. Revenues in the last quarter amounted to 234 million and were up 7.5% year-on-year.

EBITDA rose by 18.9% on an annual basis, to 463 million dollars, representing an EBITDA margin of 52.3% which was 12.7 percentage points higher than the previous year's. The last quarter's EBITDA amounted to 122 million dollars, 42.1% more than that of the same period of 2002.

Operating profits of 254 million dollars were obtained in 2003, 30.2% more than in 2002, with 66 million dollars generated in the last quarter. The latter figure represents a year-on-year increase of 78%.

INCOME STATEMENT
Central America
Millions of US$
	4Q03	4Q02	Var.%	Jan-Dec 03	Jan-Dec 02	Var.%

Revenues	234	218	7.5%	886	832	6.5%

Ebitda	122	86	42.1%	463	389	18.9%
%	52.0%	39.3%		52.3%	46.8%

Ebit	66	37	78.0%	254	195	30.2%
%	28.4%	17.2%		28.7%	23.4%

Central America's Operating Data

	4Q03*	3Q03*	Var. %	4Q02**	Var. %
Subscribers (thousands)	1,185	1,001	18.5%	778	52.3%
Postpaid	137	126	8.9%	107	27.3%
Prepaid	1,049	875	19.8%	671	56.3%
MOU	195	193	0.7%	197	-1.2%
ARPU (US$)	17	17	0.1%	16	6.1%
Churn (%)	1.8%	1.5%		1.5%
* Includes Guatemala's, El Salvador's and Nicaragua's figures
** Includes only Guatemala's and El Salvador's figures

Colombia

America Movil's Colombian subsidiary ended the year with 3.7 million subscribers, over 30% more than those registered in December 2002. Net subscriber additions during the year amounted to 853 thousand. This number was obtained even after extraordinary disconnections of 160 thousand in the fourth quarter as the company proceeded to clean up its subscriber base.

Comcel's revenues added up to 1.4 trillion Colombian pesos during 2003, up 39.7% over the previous year's, with service revenues growing almost at the same pace (38.7%). Fourth quarter revenues entailed a 37.3% increase year-on-year and 8.9% on the quarter, with equipment revenues more than doubling.

INCOME STATEMENT
Colombia
Billion of COP$
	4Q03	4Q02	Var. %	Jan-Dec 03	Jan-Dec 02	Var. %

Total Revenues	389	284	37.3%	1,406	1,006	39.7%

EBITDA	129	104	24.1%	488	330	48.1%
%	33.1%	36.6%		34.7%	32.8%

EBIT	36	38	-5.3%	153	91	67.7%
%	9.2%	13.3%		10.9%	9.1%
Exchange Rates COP$/US$ End of Period and Avg. 4Q03: $ 2,780 and $2,833, respectively.

Colombia's Operating Data

	4Q03	3Q03	Var. %	4Q02	Var. %
Subscribers (thousands)	3,674	3,664	0.3%	2,822	30.2%
Postpaid	1,160	1,147	1.1%	896	29.5%
Prepaid	2,514	2,517	-0.1%	1,926	30.5%
MOU	87	80	9.0%	83	5.3%
ARPU (COP$)	32,254	30,941	4.2%	33,380	-3.4%
Churn (%)	4.3%	2.8%		2.1%

With an EBITDA of 488 billion Colombian pesos, Comcel's EBITDA margin came in at 34.7% for the year, almost two percentage points higher than that of 2002. The fourth quarter's EBITDA was nearly one-fourth higher than that seen a year earlier.

The company's operating profits reached 153 billion Colombian pesos in 2003, surpassing those of 2002 by over two-thirds.

Comcel has completed its GSM overlay, and can now provide GSM services nationwide.

Ecuador

Conecel registered the highest annual subscriber growth rate amongst America Movil's subsidiaries (66.5%). The company's subscriber base exceeds 1.5 million after net subscriber additions of 614 thousand during the year, 215 thousand of which were added in the last quarter.

Revenues for the year amounted to 239 million dollars, nearly doubling the previous year's. The fourth quarter revenues, 71 million dollars, were up 87.8% over the same period a year before.

At 88 million dollars, annual EBITDA doubled that achieved during the same period of the previous year. The EBITDA margin for the year stood at 36.8%, two percentage points higher relative to the year before. In the last quarter EBITDA were up 96.4% on an annual basis.
INCOME STATEMENT
Ecuador
Millions of US$
	4Q03	4Q02	Var.%	Jan-Dec 03	Jan-Dec 02	Var.%

Revenues	71	38	87.8%	239	124	93.2%

Ebitda	26	13	96.4%	88	43	104.6%
%	36.2%	34.6%		36.8%	34.8%

Ebit	17	6	165.5%	57	16	255.7%
%	23.4%	16.5%		23.6%	12.8%

Ecuador's Operating Data

	4Q03	3Q03	Var. %	4Q02	Var. %
Subscribers (thousands)	1,537	1,322	16.3%	923	66.5%
Postpaid	110	98	11.9%	77	43.0%
Prepaid	1,427	1,223	16.7%	846	68.7%
MOU	41	47	-13.0%	56	-26.7%
ARPU (US$)	12	13	-11.6%	11	6.6%
Churn (%)	3.5%	3.1%		3.3%

Conecel generated 57 million dollars in operating profits during 2003, or 23.6% of revenues, 3.6 times those of the previous year.

In 2003 Conecel finished its GSM overlay and is now offering GSM services nationwide.

Tracfone

America Movil's wireless subsidiary in the U.S. posted a 50% subscriber growth year on year to reach almost 3 million subscribers, with its fourth quarter net additions reaching 374 thousand.

The company's 2003 revenues totaled 547 million dollars, increasing by 45.7% over a year before, slightly less than the rate of subscriber growth. In the last three months, revenues were up 83.6% year-on-year and 20.6% on the quarter, with the company's ARPU rising by 8.2%.

For the first year, and reflecting the company's success at growing its operations and containing its costs, Tracfone generated a positive EBITDA of 35 million dollars (6.4% of revenues); this compares with a 5 million EBITDA loss the year before. The last quarter's EBITDA margin was, at 14.6%, the highest it has registered, up 6.1 and 9.2 percentage points in the quarter and compared to the same period of 2002.

Tracfone turned in an operating profit for 2003 of 18 million dollars, thereby overturning the previous year's EBITDA loss.

INCOME STATEMENT
United States
US$ millions
	4Q03	4Q02	Var.%	Jan-Dec 03	Jan-Dec 02	Var.%

Revenues	166	91	83.6%	547	375	45.7%

Ebitda	24	5	398.5%	35	-5	n.m.
%	14.6%	5.4%		6.4%	-1.2%

Ebit	21	1	n.m.	18	-21	186.2%
%	12.8%	1.1%		3.3%	-5.5%
* n.m. = not meaningful

United States' Operating Data

	4Q03	3Q03	Var. %	4Q02	Var. %
Subscribers (thousands)	2,952	2,578	14.5%	1,968	50.0%
MOU	54	58	-6.0%	47	16.2%
ARPU (US$)	19	17	8.2%	16	15.5%
Churn (%)	4.4%	4.2%		4.5%